invensys®

06013677

82-2142

Invensys plc
Portland House
Bressenden Place
London, SW1E 5BF
UK

T +44 (0) 20 7834 3848
F +44 (0) 20 7834 3879
www.invensys.com

Office of International Corporate Finance
Securities and Exchange Commission
Room 3628
100F Street North East
Washington DC
20549
USA

16 May 2006

Dear Sirs,

SUPPL

12g3 - 2 (b) Exemption

In accordance with the Company's exemption from disclosure requirements under Rule 12g3 – 2 (b) of the 1934 Securities Exchange Act please find enclosed a notification released to the London Stock Exchange concerning Directorate Change.

Yours faithfully,

Rachel Spencer
Deputy Secretary

PROCESSED
MAY 25 2006
THOMSON
FINANCIAL

Copy to: Mr. T. Peterson
Mr. M. Downing

Invensys PLC - Invensys PLC - Directorate Change

RNS Number:0353D
Invensys PLC
16 May 2006

Invensys plc

Michael Parker appointed non-executive director

Invensys plc announces that Michael Parker will be joining the Board on 24 May 2006 as a non-executive director and will become a member of the Audit and Remuneration Committees.

Michael has been Group Chief Executive of BNFL, the nuclear company, since 2003. Previously he was President and Chief Executive Officer of The Dow Chemical Company in Midland, Michigan, USA from November 2000 to December 2002 and had been a member of the Board of Directors of Dow since 1995.

Michael will replace Larry Farmer, who will be retiring from the Board as planned at the Group's Annual General Meeting, which is currently anticipated to take place on 3 August 2006.

Andrew Macfarlane, who has been a non-executive director since 2003, has informed the Board that, due to work commitments at Rentokil Initial plc where he is Chief Financial Officer, he will not be seeking re-election at the Annual General Meeting. A search for his replacement as non-executive director and Chairman of the Audit Committee is underway.

Martin Jay, Chairman of Invensys commented:

'I am delighted to welcome Michael to Invensys and I know that his breadth of experience in multinational companies will be invaluable in assisting the Board's deliberations.

'On behalf of the Board, I would like to thank Larry and Andrew for their immense help over the past three years and we all wish them well in the future.'

Contact:

Invensys plc Steve Devany tel: +44 (0) 20 7821 3758
Maitland Emma Burdett / Michelle Jeffery tel: +44 (0) 20 7379 5151